UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 16, 2023

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26, Chin 3rd Road Kaohsiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: May 16, 2023	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Investor Relations Contact:

ir@aseglobal.com Tel: +886.2.6636.5678 https://www.aseglobal.com

Announcement on behalf of subsidiaries, Advanced Semiconductor Engineering, Inc. and ASE Test, Inc. of proposed disposition shares of

Luchu Development Corporation to

Hung Ching Development & Construction Co.

May 16, 2023 - ASE Technology Holding Co., Ltd. (Taiwan Stock Exchange Code: 3711) (hereinafter referred to as "ASEH") announced today that it will sell its holding of 86.05% of the equity interests in Luchu Development Corporation, (hereinafter referred to as "LUCHU") to Hung Ching Development & Construction Construction Co, (hereinafter referred to as “HCC”) which is an affiliated company of ASEH, for an estimated cash consideration of NT$2,359 million.

Currently, ASEH holds the investment in LUCHU through Advanced Semiconductor Engineering, Inc. and ASE Test, Inc., which are two wholly-owned subsidiaries of ASEH. This disposition has been approved by each of the board of directors of these subsidiaries. In evaluating this disposition, the fair transaction value was primarily based on LUCHU’s net worth as of March 31, 2023 and the fair market value of the assets and liabilities, be evaluated together, and further adjusted the net worth. ASEH has obtained the valuation report and a fairness opinion from Crowe (TW) CPAs on the fair transaction value, and negotiated with HCC. The estimated disposal gain before taxes is NT$527 million. The final transaction value will be adjusted for differences of cash and cash equivalents, securities, and bank debt on LUCHU’s financial statements, dated between the month before the closing date and March 31, 2023.

ASEH believes that the selling LUCHU to HCC will help ASEH to monetize its balance sheet while allowing HCC an opportunity to further develop such assets. ASE currently holds 26.22% of the equity interests of HCC.

The share purchase agreement shall be signed on June 27, 2023, which is one day after the completion of HCC’s Annual General Meeting of Shareholders.

Safe Harbor Notice:

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward-looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2022 Annual Report on Form 20-F filed on April 10, 2023.